UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

(Amendment No. ________)*

Nutraceutical International Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

67060Y101
(CUSIP Number)

June 25, 2007
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 17 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This filing is an amendment to the filing pursuant to Regulation 13D, filed with the SEC on June 26, 2007 by the reporting person and certain of its affiliates.  This filing: (1) reports the reporting persons’ passive investor status; (2) constitutes an initial filing on Schedule 13G by Felix Revuelta, (3) converts the original Schedule 13D filed by Kiluva, S.A. to Schedule 13G, and (4) indicates the termination of the reporting obligations of Housediet, S.L.U. and Finverki, S.L.U. under Rule 13d-1.

Page  1 of 10 Pages

CUSIP No. 67060Y101
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1.	Names of Reporting Person. Kiluva, S.A., Spanish Tax ID A-58188624
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X
3.	SEC Use Only
4.	Citizenship or Place of Organization Spain
Number of Shares Beneficially by Owned by Each Reporting Person With	5. Sole Voting Power 33,704
6. Shared Voting Power 640,422
7. Sole Dispositive Power 33,704
8. Shared Dispositive Power 640,422
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 674,126
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 6.21%
12.	Type of Reporting Person (See Instructions) CO

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1.	Names of Reporting Person. Felix Revuelta
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X
3.	SEC Use Only
4.	Citizenship or Place of Organization Spain
Number of Shares Beneficially by Owned by Each Reporting Person With	5. Sole Voting Power 0
6. Shared Voting Power 674,126
7. Sole Dispositive Power 0
8. Shared Dispositive Power 674,126
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 674,126
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 6.21%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 67060Y101
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Item 1(a).  Name of Issuer:

The name of the issuer is Nutraceutical International Corporation.

Item 1(b).  Address of Issuer’s Principal Executive Offices:

The address of the issuer’s principal executive offices is 1400 Kearns Boulevard, 2nd Floor, Park City, UT 84060.

Item 2(a).  Name of Person Filing:

This Schedule 13G is filed by Kiluva S.A. (“Kiluva”) and Felix Revuelta.

Item 2(b).  Address of Principal Business Office or, if none, Residence:

The address of the principal business office for the reporting persons is Pasaje Pedro Rodriguez, No. 6, 08028 Barcelona (Spain).

Item 2(c).  Citizenship:

Kiluva is a corporation domiciled in Spain.  Felix Revuelta is a citizen of Spain.

Item 2(d).  Title of Class of Securities:

Common Stock, $0.01 par value.

Item 2(e).  CUSIP Number:

67060Y101

Item 3.  If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Not applicable.

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Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)  Amount beneficially owned:

Kiluva beneficially owns directly 33,704 shares of common stock of the issuer, and beneficially owns indirectly 640,422 shares of common stock of the issuer as a result of its ownership of wholly owned subsidiaries Housediet, S.L.U. (“Housediet”), which directly beneficially owns 270,812 shares), Finverki, S.L.U. (“Finverki”), which directly beneficially owns 303,141 shares, and Kiluva Diet, S.L.U. (“Kiluva Diet”), which directly beneficially owns 66,469 shares.  Felix Revuelta beneficially owns indirectly 674,126 shares of common stock of the issuer as a result of his ownership interest in Kiluva.

(b) Percent of class:

6.2%

(c)  Number of shares as to which such person has:

(i)  Sole power to vote or to direct the vote:

Kiluva may be deemed to have sole power to vote or to direct the vote of 33,704 shares of common stock of the issuer.  Felix Revuelta does not have sole power to vote or to direct the vote of common stock of the issuer.

(ii) Shared power to vote or to direct the vote:

Kiluva may be deemed to have shared power to vote or to direct the vote of 640,422 shares of common stock of the issuer held by Kiluva’s wholly owned subsidiaries: Housediet (holding 270,812 shares), Finverki (holding 303,141 shares) and Kiluva Diet (holding 66,469 shares).  Felix Revuelta may be deemed to have shared power to vote or to direct the vote of 674,126 shares of common stock of the issuer as a result of his ownership interest in Kiluva.

(iii) Sole power to dispose or to direct the disposition of:

Kiluva may be deemed to have sole power to dispose or to direct the disposition of 33,704 shares of common stock of the issuer.  Felix Revuelta does not have sole power to dispose or to direct the disposition of common stock of the issuer.

(iv) Shared power to dispose or to direct the disposition of:

Kiluva may be deemed to have shared power to dispose or to direct the disposition of 640,422 shares of common stock of the issuer held by Kiluva’s wholly owned subsidiaries: Housediet (holding 270,812 shares), Finverki (holding 303,141 shares) and Kiluva Diet (holding 66,469 shares).  Felix Revuelta may be deemed to have shared power to dispose or to direct the disposition of  674,126 shares of common stock of the issuer as a result of his ownership interest in Kiluva.

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Exhibit A.

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Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certifications.

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KILUVA, S.A.
Dated: February 17, 2009	By:	/s/ Felix Revuelta
Felix Revuelta Chairman

/s/ Felix Revuelta
Felix Revuelta

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EXHIBIT INDEX

Exhibit A	Identification of subsidiaries which acquired the security being reported on by the parent holding company.

Exhibit B	Joint Filing Agreement.

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EXHIBIT A

IDENTIFICATION OF SUBSIDIARIES WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Housediet, S.L.U.
Finverki, S.L.U.
Kiluva Diet, S.A.

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EXHIBIT B

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with regard to the common stock of Nutraceutical International Corporation, a Delaware corporation, and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of February 17, 2009.

KILUVA, S.A.

By:/s/ Felix Revuelta
       Felix Revuelta
       Chairman

/s/ Felix Revuelta
     Felix Revuelta